UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

GW PHARMACEUTICALS PLC ANNUAL GENERAL MEETING RESULTS

On March 11, 2014, GW Pharmaceuticals plc (the “Company”) announced the results of the Annual General Meeting (the “AGM”) of its shareholders held in London, England on March 11, 2014.  At the AGM, the shareholders voted on the following matters as ordinary business as resolutions 1 to 8 inclusive which were proposed as ordinary resolutions:

1. To receive, consider and adopt the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended September 30, 2013 (the “Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended on that date.

2. To approve the Directors’ Remuneration Report on pages 24 to 31 of the Annual Report.

3. To approve the Directors’ Remuneration Policy on pages 32 to 37 of the Annual Report which takes effect immediately after the end of the Annual General Meeting on March 11, 2014.

4. To elect as a Director Cabot Brown who was appointed by the Board since the last Annual General Meeting and retires in accordance with the articles of association of the Company.

5. To re-elect as a Director Geoffrey Guy who retires by rotation in accordance with the articles of association of the Company.

6. To re-elect as a Director Thomas Lynch who retires by rotation in accordance with the articles of association of the Company.

7. To re-appoint Deloitte LLP as Auditors of the Company.

8. To authorize the Directors to determine the Auditors’ remuneration.

At the AGM the shareholders also considered resolution 9 which was proposed as a special resolution as follows:

9. That in substitution for all existing and unexercised powers conferred on the directors pursuant to s570(1) of the Companies Act 2006 (the “2006 Act”), the Directors of the Company be and they are hereby empowered pursuant to Section 570 of the Act to allot equity securities (within the meaning of Section 560 of the 2006 Act) for cash, pursuant to the general authority conferred upon them under Section 551 of the 2006 Act by the resolution passed at an Annual General Meeting of the Company on 24 March 2010 as if Section 561(1) of the 2006 Act did not apply to such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate or as nearly as may be to the respective number of ordinary shares held by them on the record date applicable to such issue, but subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising in respect of any overseas territory, the requirements of any recognised regulatory body or stock exchange or by virtue of any other matter whatever; and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities for cash up to an aggregate maximum nominal amount of £42,892 (which amounts to 20.0% of the issued share capital as at the date of this notice), and the power hereby conferred shall expire at the earlier of (a) 24 March 2015 and (b) on conclusion of the Annual General Meeting of the Company following the date of the passing of this Resolution, but may be previously revoked or varied from time to time by special resolution, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted after such expiry, revocation or variation and the Directors may allot equity securities in pursuance of such offer or agreement as if such power has not expired or been revoked or varied.

All the resolutions set forth above were duly proposed and passed.  The press release with details of the results is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated March 11, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: March 12, 2014